Exhibit 99.3

November 28, 2018

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Securities Commission of Newfoundland and Labrador

We have read the statements made by Medicure Inc. in the attached copy of change of auditor notice dated November 21, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated November 21, 2018.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6 T: +1 204 926 2400, F: +1 204 944 1020, Direct T: +1 204 926 2409, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited partnership.